                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F[X]      Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes -       No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)

================================================================================

JANUARY 22, 2003



                              RESULTS FOR THE YEAR
                             ENDED DECEMBER 31, 2002

           *THE INFORMATION CONTAINED HEREIN IS BASED ON KOREA GAAP.
                     IT IS UNAUDITED AND NON-CONSOLIDATED.



                               (SK TELECOM LOGO)



--------------------------------------------------------------------------------
SEOUL, KOREA, JANUARY 22, 2003 - SK TELECOM CO., LTD. (KSE: 17670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE YEAR ENDED DECEMBER 30, 2002.
--------------------------------------------------------------------------------



This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS: FY 2002
--------------------------------------------------------------------------------
-    REVENUE: KRW 8,635bn, 14% increase compared with the last year
-    OPERATING INCOME: KRW 2,673bn, 15% increase compared with the last year
-    NET INCOME: KRW 1,512bn, 29% increase compared with the last year
-    EBITDA: KRW 4,087 bn
-    EBITDA MARGIN: 47%
- MONTHLY ARPU: KRW 38,366, 5% increase compared with the last year (excluding interconnection revenue)
--------------------------------------------------------------------------------


I/S SUMMARY

                                                                                                                        (KRW bn)
--------------------------------------------------------------------------------------------------------------------------------
                                2002 1)        2001       CHANGE         2001        CHANGE       Q4 02      Q3 02     CHANGE
                                              (SKT)         (%)       (MERGED) 2)       (%)                              (%)
--------------------------------------------------------------------------------------------------------------------------------
REVENUE                         8,635         6,227         39%         7,584          14%        2,366      2,224        5%
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES              5,962         4,023         48%         5,256          13%        1,784      1,501       19%
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                2,673         2,204         21%         2,328          15%          582        722      (19%)
--------------------------------------------------------------------------------------------------------------------------------
Operating margin                   31%           35%                     30.7%                       25%        33%
--------------------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME              286           113        154%           176          63%           82         65       25%
--------------------------------------------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES            777           555         40%           576          35%          424        149      185%
--------------------------------------------------------------------------------------------------------------------------------
ORDINARY INCOME                 2,182         1,761         24%         1,928          13%          240        639      (63%)
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES             2,182         1,761         24%         1,928          13%          240        639      (62%)
--------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                      670           621          8%           756         (11%)          76        195      (61%)
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                      1,512         1,140         33%         1,172          29%          164        444      (63%)
--------------------------------------------------------------------------------------------------------------------------------
EBITDA                          4,087         3,302         24%         4,001           2%        1,008      1,088       (7%)
--------------------------------------------------------------------------------------------------------------------------------
EBITDA margin                      47%           53%                       53%                     42.6%      48.9%
--------------------------------------------------------------------------------------------------------------------------------

1)   UNAUDITED FIGURES ASSUMING THE MERGER TAKING PLACE ON JANUARY 13, 2002
2)   UNAUDITED FIGURES ASSUMING THE MERGER TAKING PLACE ON DECEMBER 31, 2000

I.   DISCUSSION OF FINANCIAL RESULTS

A.   REVENUES

                                                                                                           (KRW mn)
-------------------------------------------------------------------------------------------------------------------
                      2002          2001       CHANGE        2001       CHANGE      Q4 02        Q3 02       CHANGE
                                    (SKT)        (%)       (MERGED)      (%)                                   (%)
-------------------------------------------------------------------------------------------------------------------
CELLULAR            7,542,308     5,056,065     49%       6,241,748      21%      2,083,720    1,943,963       7%
-------------------------------------------------------------------------------------------------------------------
INTERCONNECTION     1,092,301     1,171,062     (7%)      1,342,422     (19%)       282,479      279,679       1%
-------------------------------------------------------------------------------------------------------------------
TOTAL               8,634,610     6,227,127     39%       7,584,170      14%      2,366,199    2,223,641       6%
-------------------------------------------------------------------------------------------------------------------

The total revenue in 2002 increased by 39% (SKT alone) and 14% (merged basis) to KRW 8,634,610 mn from the last year.


1.   CELLULAR REVENUE

                                                                                                                          (KRW mn)
----------------------------------------------------------------------------------------------------------------------------------
                                   2002           2001       CHANGE        2001        CHANGE       Q4 02        Q3 02     CHANGE
                                                 (SKT)         (%)       (MERGED)        (%)                                 (%)
----------------------------------------------------------------------------------------------------------------------------------
SIGN-UP FEE                        229,941       113,227       103%         146,712       57%        46,592       62,691     (26%)
----------------------------------------------------------------------------------------------------------------------------------
MONTHLY FEE                      3,035,145     2,143,776        42%       2,729,283       10%       811,003      777,030       4%
----------------------------------------------------------------------------------------------------------------------------------
CALL CHARGE1)                    3,064,907     2,290,701        34%       2,826,403        8%       848,432      801,999       6%
----------------------------------------------------------------------------------------------------------------------------------
VAS & OTHERS                       479,559       249,655        92%         184,464      160%       126,995      109,366      16%
----------------------------------------------------------------------------------------------------------------------------------
VOICE SUBTOTAL                   6,809,552     4,797,359        42%       5,886,861       16%     1,833,023    1,751,086       5%
----------------------------------------------------------------------------------------------------------------------------------
WIRELESS INTERNET (WI)             732,756       258,706       183%         296,755      147%       250,697      192,876      30%
----------------------------------------------------------------------------------------------------------------------------------
WI / CELLULAR                           10%            5%                         5%                     12%          10%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            7,542,308     5,056,065        49%       6,241,748       21%     2,083,720    1,943,963       7%
----------------------------------------------------------------------------------------------------------------------------------

1)   SALES DISCOUNT INCLUDED


Cellular voice revenue increased by 42%(SKT alone) and 16%(merged basis) from the last year to KRW 6,809,552 mn.

Reasons for 16%(merged basis) increase in cellular voice revenue were:

1)   57% increase in sign-up fee from subscriber gross additions (2001:
     3,198,914 - > 2002: 4,771,844 subs)
2) 10% increase in monthly fee and 8% increase in call charge from the increase in average subscriber numbers (2001: 13,925,421 - > 2002:
     16,382,434 subs)

Wireless Internet Sales increased by 183% (SKT alone) and 147% (merged basis) to 732,756 mn, representing 10% of total cellular revenue. It was due to the increased number of wireless Internet enable handset holders during the year.

2.   ARPU

                                                                                                                         (KRW)
------------------------------------------------------------------------------------------------------------------------------
                               2002          2001       CHANGE         2001        CHANGE      Q4 02        Q3 02       CHANGE
                                             (SKT)        (%)        (MERGED)       (%)                                  (%)
------------------------------------------------------------------------------------------------------------------------------
SIGN-UP FEE                    1,170           853        37%             878        33%          907        1,250       (28%)
------------------------------------------------------------------------------------------------------------------------------
MONTHLY FEE                   15,439        16,159        (5%)         16,333        (5%)      15,790       15,498         2%
------------------------------------------------------------------------------------------------------------------------------
CALL CHARGE                   15,590        17,266       (10%)         16,914        (8%)      16,518       15,996         3%
------------------------------------------------------------------------------------------------------------------------------
WIRELESS INTERNET              3,727         1,950        91%           1,776       110%        4,881        3,847        27%
------------------------------------------------------------------------------------------------------------------------------
VAS                            2,439         1,882        30%           1,104       121%        2,473        2,181        13%
------------------------------------------------------------------------------------------------------------------------------
SUB-TOTAL                     38,366        38,110         1%          37,004         4%       40,569       38,773         5%
------------------------------------------------------------------------------------------------------------------------------
L-M INTERCON.                  3,498         5,464       (36%)          5,429       (36%)       3,386        3,524        (4%)
------------------------------------------------------------------------------------------------------------------------------
M-M INTERCON.                  2,058         3,363       (39%)          2,604       (21%)       2,114        2,054        (3%)
------------------------------------------------------------------------------------------------------------------------------
TOTAL                         43,922        46,937        (6%)         45,038        (3%)      46,068       44,351         4%
------------------------------------------------------------------------------------------------------------------------------

The total ARPU including interconnection revenue decreased by 3% (merged basis) compared with last year to KRW 43,922. This was due to a tariff cut and interconnection rate adjustment applied from January 2002.

On the other hand, ARPU excluding interconnection revenue increased by 4% (merged basis) to KRW 38,366 due to the increased usage in wireless Internet and value-added service. The ARPU in the 4th Quarter increased by 4% from the previous quarter to KRW 38,366


3.   INTERCONNECTION REVENUE/COST

                                                                                                                       (KRW mn)
-------------------------------------------------------------------------------------------------------------------------------
                                  2002         2001          CHANGE       2001       CHANGE       Q4 02       Q3 02      CHANGE
                                               (SKT)          (%)       (MERGED)      (%)                                (%)
-------------------------------------------------------------------------------------------------------------------------------
INTERCONN. REV.                  1,092,301    1,171,062       (7%)     1,342,422      (19%)      282,479     279,679       1%
-------------------------------------------------------------------------------------------------------------------------------
L-M                                687,695      724,892       (5%)       907,272      (24%)      173,891     176,687      (2%)
-------------------------------------------------------------------------------------------------------------------------------
M-M                                404,607      446,170       (9%)       435,150       (7%)      108,588     102,992       5%
-------------------------------------------------------------------------------------------------------------------------------
INTERCONN. EXP.                    738,033      603,149       22%        620,861       19%       196,802     197,835      (1%)
-------------------------------------------------------------------------------------------------------------------------------
M-L (EXCL. USOB FUND)              156,540      131,616       19%        132,924       18%        41,699      51,294     (19%)
-------------------------------------------------------------------------------------------------------------------------------
USOB                                87,439      (30,400)                  (8,000)                 22,500      22,500
-------------------------------------------------------------------------------------------------------------------------------
M-M                                494,054      501,933       (2%)       495,937     (0.4%)      132,603     124,042       7%
-------------------------------------------------------------------------------------------------------------------------------

Interconnection revenue decreased by 19% (merged basis) to KRW 1,092,301 mn and interconnection expense increased by 19% (merged basis) to KRW 738,033 mn.

The related law regarding the payment in Universal Service Obligation (USOB) fund was changed during the 3rd Quarter. According to the new arrangement, SKT had to pay about KRW 90 bn for USOB fund in 2002. As of December 31, KRW 87.44 bn (12 month) was recognized in the book.

M-M interconnection rate decreased by 14% from KRW63.6 to KRW55 (= 53.5*0.7 +59*0.3: weighted average based on KTF and LGT subscriber numbers) but M-M interconnection cost decreased by only 0.4% (merged basis) due to the increase in outgoing call traffic.

B.   OPERATING EXPENSES

                                                                                                                       (KRW mn)
-------------------------------------------------------------------------------------------------------------------------------
                            2002           2001       CHANGE       2001       CHANGE       Q4 02        Q3 02      CHANGE
                                          (SKT)         (%)      (MERGED)       (%)                                  (%)
-------------------------------------------------------------------------------------------------------------------------------
WAGES                       304,608       219,803       39%        316,362       (4%)       59,807       81,086     (26%)
-------------------------------------------------------------------------------------------------------------------------------
MARKETING EXP.            1,630,892       906,058       80%      1,158,520       41%       533,536      388,168      37%
-------------------------------------------------------------------------------------------------------------------------------
INTERCONN. EXP.             738,033       603,149       22%        620,861       19%       196,802      197,835      (1%)
-------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION              1,414,627     1,097,992       29%      1,673,027      (15%)      425,386      365,324      16%
-------------------------------------------------------------------------------------------------------------------------------
LEASED-LINE EXP.            266,804       215,569       24%        299,970      (11%)       70,193       59,686      18%
-------------------------------------------------------------------------------------------------------------------------------
OTHERS                    1,606,797       980,389       64%      1,187,295       35%       498,316      409,327      22%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                     5,961,761     4,022,959       48%      5,256,036       13%     1,784,041    1,501,427      19%
-------------------------------------------------------------------------------------------------------------------------------

Total operating expenses increased by 48% (SKT alone) and 13% (merged basis) from last year to KRW 5,961,761 mn.


1.   MARKETING EXPENSES

                                                                                                                       (KRW mn)
-------------------------------------------------------------------------------------------------------------------------------
                              2002           2001        CHANGE      2001       CHANGE      Q4 02       Q3 02      CHANGE
                                             (SKT)        (%)      (MERGED)       (%)                                (%)
-------------------------------------------------------------------------------------------------------------------------------
CELLULAR COMMISSION          1,190,728      627,529        90%      817,530        46%     378,281     281,153        35%
-------------------------------------------------------------------------------------------------------------------------------
INITIAL COMM.                  371,825      123,052       202%      168,669       120%     124,993      74,371        68%
-------------------------------------------------------------------------------------------------------------------------------
MONTHLY COMM.                  433,002      286,513        51%      402,840         8%     128,440     103,466        24%
-------------------------------------------------------------------------------------------------------------------------------
RETENTION COMM.                385,900      217,964        77%      246,020        57%     124,847     103,317        21%
-------------------------------------------------------------------------------------------------------------------------------
OTHERS                               -        2,365                   2,376                      -           -
-------------------------------------------------------------------------------------------------------------------------------
ADVERTISING                    440,164      276,164        59%      338,614        30%     155,256     107,014        45%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                        1,630,892      906,058        80%    1,158,520        41%     533,536     388,168        37%
-------------------------------------------------------------------------------------------------------------------------------

Marketing expenses increased by 80% (SKT alone) and 41% (merged basis) to KRW 1,630,892 mn.

Marketing expenses in 4th Quarter increased by 37% compared to the previous quarter. This was due to our aggressive marketing activities to lock-in our existing customers during the business suspension period and maintain our market leadership in 2& 2.5G service as well as 3G service ("June") going forward.

C.   NON-OPERATING INCOME/EXPENSES

                                                                                                                        (KRW mn)
--------------------------------------------------------------------------------------------------------------------------------
                                  2002         2001         CHANGE        2001      CHANGE       Q4 02        Q3 02       CHANGE
                                               (SKT)         (%)        (MERGED)       (%)                                  (%)
--------------------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME               286,001      112,563       154%      175,959        63%       81,964       65,486        25%
--------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME                     45,868       38,869        18%       50,628        (9%)      13,280       10,600        25%
--------------------------------------------------------------------------------------------------------------------------------
INCOMING FEE                       103,066       53,058        94%       49,618       108%       24,173       31,477       (23%)
--------------------------------------------------------------------------------------------------------------------------------
FX GAIN                              8,599        6,671        29%        6,889        25%        4,753        1,768       169%
--------------------------------------------------------------------------------------------------------------------------------
FX TRANSLATION GAIN                 26,200        2,369     1,006%        2,369     1,006%        1,463       (7,105)
--------------------------------------------------------------------------------------------------------------------------------
OTHERS                             102,268       11,596       782%       66,445        54%       38,294       28,746        33%
--------------------------------------------------------------------------------------------------------------------------------
NON-OPERATING EXP.                 776,987      555,319        40%      576,392        35%      424,488      148,748       185%
--------------------------------------------------------------------------------------------------------------------------------
INTEREST EXP.                      304,482      150,575       102%      271,202        12%       77,147       78,054        (1%)
--------------------------------------------------------------------------------------------------------------------------------
LOSS ON USING EQUITY METHOD              -      177,048
--------------------------------------------------------------------------------------------------------------------------------
R&D CONTRIBUTION                    58,555       23,000       155%       39,183        49%       14,680       15,575        (6%)
--------------------------------------------------------------------------------------------------------------------------------
DONATION                            67,432      111,146       (39%)     124,743       (46%)      57,941        6,823       749%
--------------------------------------------------------------------------------------------------------------------------------
FX LOSS                              1,789          783       128%        4,823       (63%)         897          694        29%
--------------------------------------------------------------------------------------------------------------------------------
FX TRANSLATION LOSS                  4,231       12,366      (66%)       15,770       (73%)         901         (935)
--------------------------------------------------------------------------------------------------------------------------------
OTHERS                             340,498       80,401       324%      120,670       182%      272,922       48,537       462%
--------------------------------------------------------------------------------------------------------------------------------

Non-Operating Income increased 154%(SKT alone)/63%(merged basis) to KRW 286,001 mn.

Others in Non-Operating Income section include gain on equity method KRW 69 bn, reimbursed allowance for bad debts KRW 9 bn, gain on disposal of fixed assets KRW 9 bn and miscellaneous income KRW 11 bn, etc.

Non-Operating Expenses increased 40%(SKT alone)/35%(merged basis) to KRW 776,987 mn.

The increase in Non-Operating Expenses was mainly due to the loss on disposal of fixed assets which were the STI's unused equipment removed from current network facilities. Total KRW 229,753 mn was recognized for the loss on disposal of fixed assets during 2002.

Due to the share exchange transaction with KT, the loss on disposal of marketable securities (KRW 48 bn) and the loss on investment securities impairment (KRW 44.5 bn) were recognized during 2002.

D.   BALANCE SHEET

                                                                                                             (KRW mn)
---------------------------------------------------------------------------------------------------------------------
                                             2002.12.31       2002.9.30         %         2002.6.30      2002.3.31
                                                                             CHANGE
---------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                               2,894,392        2,894,013        0.1%        2,486,072      2,757,529
---------------------------------------------------------------------------------------------------------------------
CASH & MARKETABLE SECURITIES                   476,059          445,661        6.8%          511,207        430,291
---------------------------------------------------------------------------------------------------------------------
INVESTMENT ASSETS                            3,211,613        3,837,999      (16.3%)       3,954,544      2,190,441
---------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                 4,451,548        4,233,181        5.2%        4,105,068      4,011,519
---------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                            2,390,350        2,400,366       (0.4%)       2,438,802      2,446,556
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                12,947,904       13,365,558       (3.1)%      12,984,486     11,406,045
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                          4,261,630        3,653,450       16.6%        3,914,957      2,976,394
---------------------------------------------------------------------------------------------------------------------
SHORT-TERM BORROWING                           620,000        1,065,000      (41.8%)       1,515,000        715,000
---------------------------------------------------------------------------------------------------------------------
CURRENT PORTION OF LONG-TERM DEBT              920,745          541,139         32%          411,417        489,325
---------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                        3,148,439        3,314,207       (5.0%)       3,274,887      2,879,791
---------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                               2,913,992        3,056,702       (4.7%)       3,070,892      2,691,594
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            7,410,069        6,967,657        6.3%        7,189,844      5,856,095
---------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                   5,537,835        6,397,901      (13.4%)       5,794,642      5,549,950
---------------------------------------------------------------------------------------------------------------------

1.   INVESTMENT ASSETS
Investment assets decreased 16.3% as of December 31, 2002, compared with September 30, 2002, to KRW 3,211,613 mn. The main changes were attributed to sales of KT shares (KRW 847 bn) and IT Fund Investment (KRW 190 bn).

On December 30, the sales of 15,454,659 KT shares (5% of SKT's holding in KT) was executed per unit price of KRW 50,900. But the sales of KT shares was recorded on book value of 847 bn KRW.
(847 bn won = 15,454,659 shares X KRW 54,800 per unit price as of September 30)


2.   DEBT PROFILE

                                                                                                                          (KRW mn)
----------------------------------------------------------------------------------------------------------------------------------
                                           2002.12.31           2002.9.30           %          2002.6.30           2002.3.31
                                                                                 CHANGE
----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM BORROWING                            620,000             1,065,000     (42%)           1,515,000              715,000
----------------------------------------------------------------------------------------------------------------------------------
WON-DENOMINATED BANK LOAN                             -                     -                        25,000               52,725
----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC BOND                                 3,569,855             3,275,664       9%            3,129,758            2,737,120
----------------------------------------------------------------------------------------------------------------------------------
WON-DENOMINATED DEBT SUB-TOTAL                4,189,855             4,340,664      (3%)           4,669,758            3,504,845
----------------------------------------------------------------------------------------------------------------------------------
YANKEE BOND (US $1,000)                         199,872               199,835       -               199,800              199,764
----------------------------------------------------------------------------------------------------------------------------------
$-DENOMINATED BANK LOAN (US $1,000)              20,731                63,060     (67%)              72,750               95,075
----------------------------------------------------------------------------------------------------------------------------------
$-DENOMINATED DEBT SUB-TOTAL
 (US $1,000)                                    220,603               262,895     (16%)             272,549              294,839
----------------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                    4,454,667             4,662,842    (4.5%)           4,997,308            3,895,920
                                      (1$ = 1,200.4 WON)    (1$ = 1,225.5 WON)            (1$ = 1,201.8 WON)   (1$ = 1,326.4 WON)
----------------------------------------------------------------------------------------------------------------------------------

Debt decreased 4.5 % to KRW 4,454,667mn as of December 31, 2002, compared with September 30, 2002. The decrease is mainly due to repayment of short-term borrowing.

As of December 31, 2002, debt to equity ratio was 80%.

3.   SHAREHOLDERS' EQUITY

                                                                                                           (KRW mn)
-------------------------------------------------------------------------------------------------------------------
                                        2002.12.31        2002.9.30           %          2002.6.30       2002.3.31
                                                                           CHANGE
-------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK                               44,576           44,576            -           44,576          44,576
-------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS                          2,884,385        2,884,430            -        2,884,430       2,895,246
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS                        4,898,146        4,734,459          3.5%       4,290,442       3,829,462
-------------------------------------------------------------------------------------------------------------------
CAPITAL ADJUSTMENT                      (2,289,272)      (1,265,564)       (80.9%)     (1,424,806)     (1,219,335)
-------------------------------------------------------------------------------------------------------------------
TREASURY STOCK                          (2,192,449)      (1,192,940)       (83.8%)     (1,192,940)     (1,192,940)
-------------------------------------------------------------------------------------------------------------------
LOSS ON VALUATION OF INVESTMENT
 SECURITIES                                (99,275)         (74,657)        33.0%        (233,481)        (27,592)
-------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS                                2,452            2,034         20.6%           1,616           1,198
-------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY               5,537,835        6,397,901        (13.4%)      5,794,642       5,549,950
-------------------------------------------------------------------------------------------------------------------

As of December 31, 2002, total shareholders' equity decreased by 13.4% to KRW 5,537,835 mn compared with September 30, 2002. The decrease is mainly due to stock buyback of * KRW 999bn for the cancellation.
* KRW 999bn = KRW 224,000 per unit price X 4,457,635 shares (5% of KT's holding in SKT)

Loss on valuation of investment securities increased 33% to KRW 99,275mn as of December 31, 2002, compared with September 30, 2002. The increase is mainly due to removal of gain on valuation of KT shares as of September 30 (KRW 24bn) and loss on valuation of Hanaro Telecom shares (KRW 2 bn)

E.   CAPEX TREND

                                                                                                          (KRW BN)
------------------------------------------------------------------------------------------------------------------
                                                  2001
                                   2002        (SKT+STI)        Q4 02          Q3 02         Q2 02         Q1 02
------------------------------------------------------------------------------------------------------------------
NETWORK                            1,675         1,016            680            460           385           150
------------------------------------------------------------------------------------------------------------------
95 A/B                               175           252             71             66            36             2
------------------------------------------------------------------------------------------------------------------
CDMA 2000 1X                       1,186           601            456            290           313           127
------------------------------------------------------------------------------------------------------------------
BACKBONE & OTHERS                    314           163            153            105            35            21
------------------------------------------------------------------------------------------------------------------
WIRELESS INTERNET                    221            96            109             79            16            16
------------------------------------------------------------------------------------------------------------------
IMT-2000 (R&D)                        15            40              4              2             4             5
------------------------------------------------------------------------------------------------------------------
OTHERS                                53           218             17             17            10             9
------------------------------------------------------------------------------------------------------------------
TOTAL                              1,964         1,370            810            558           416           180
------------------------------------------------------------------------------------------------------------------


II.  SELECTED OPERATING DATA

------------------------------------------------------------------------------------------------------------------
                                   Q4 02          Q3 02       Q2 02          Q1 02          Q4 01          Q3 01
------------------------------------------------------------------------------------------------------------------
No. of Employees                   4,816          4,819        4,811          4,768          3,772          3,759
------------------------------------------------------------------------------------------------------------------
2G Cell Site                       4,820          4,406        4,658          5,634          5,820          5,807
------------------------------------------------------------------------------------------------------------------
2.5G Cell Site                     2,564          2,164        1,965          1,921          1,921          1,872
------------------------------------------------------------------------------------------------------------------
Fiber Optic Transmitter
(Incl. RF)                       121,779         91,121      101,552        120,154        120,503        114,864
------------------------------------------------------------------------------------------------------------------

III. INCOME STATEMENT

                                                                                                            (KRW MN)
--------------------------------------------------------------------------------------------------------------------
                                                            2001           2001
                                            2002            (SKT)        (Merged)         Q4 02             Q3 02
--------------------------------------------------------------------------------------------------------------------
SIGN-UP FEE                                 229,941         113,227        146,712         46,592          62,691
MONTHLY FEE                               3,035,145       2,143,776      2,729,283        811,003         777,030
CALL CHARGE                               4,140,391       2,949,878      3,492,869      1,169,568       1,063,303
WIRELESS INTERNET                           732,756         258,706        296,755        250,697         192,876
VAS AND OTHERS                              479,559         249,655        184,464        126,995         109,366
SALES DISCOUNT                           (1,075,484)       (659,177)      -666,466       (321,136)       (261,304)
CELLULAR REVENUE                          7,542,308       5,056,065      6,241,748      2,083,720       1,943,963
  Mobile to Mobile                          404,607         446,170        435,150        108,588         102,992
  Land to Mobile                            687,695         724,892        907,272        173,891         176,687
INTERCONNECTION REVENUE                   1,092,301       1,171,062      1,342,422        282,479         279,679
TOTAL REVENUE                             8,634,610       6,227,127      7,584,170      2,366,199       2,223,641

WAGE & EMPLOYEE BENEFITS                    304,608         219,803        316,362         59,807          81,086
                                                                                 -              -               -
MARKETING EXPENSES                        1,630,892         906,058      1,158,520        533,536         388,168
  Cellular Initial Commission               371,825         123,052        168,669        124,993          74,371
  Cellular Monthly Commission               433,002         286,513        402,840        128,440         103,466
  Advertisement                             440,164         276,164        338,614        155,256         107,014
  Retention Commission                      385,900         217,964        246,020        124,847         103,317
  Others                                                      2,365          2,376

REPAIR EXPENSES                              95,787          46,233         66,912         35,117          32,709
RENT                                        136,924         127,429        148,458         33,141          33,456
FEES                                        634,305         418,937        507,432        167,352         168,706
DEPRECIATION (INCL. AMORTIZATION)         1,414,627       1,097,992      1,673,027        425,386         365,324
LEASED-LINE EXPENSES                        266,804         215,569        299,970         70,193          59,686
R&D                                         170,536         105,725        110,595         58,538          45,457
FREQUENCY USAGE FEES                        119,216          55,898         78,861         30,634          29,943
BAD DEBT                                     19,783             108          6,409         19,783          (8,333)
INTERCONNECTION EXPENSES                    738,033         603,149        620,861        196,802         197,835
  Mobile to Mobile                          494,054         501,933        495,937        132,603         124,042
  Mobile to Land                            156,540         131,616        132,924         41,699          51,294
  USOB                                       87,439         (30,400)        (8,000)        22,500          22,500
OTHERS                                      430,246         226,058        268,629        153,752         107,389
--------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                        5,961,761       4,022,959      5,256,036      1,784,041       1,501,427

OPERATING INCOME                          2,672,849       2,204,168      2,328,134        582,158         722,215


EBITDA
(OPERATING INCOME + DEPRECIATION)         4,087,476       3,302,160      4,001,161      1,007,545       1,087,539

INTEREST INCOME                              45,868          38,869         50,628         13,280          10,600
INCOMING FEES                               103,066          53,058         49,618         24,173          31,477
FX GAIN                                       8,599           6,671          6,889          4,753           1,768
FX TRANSLATION GAIN                          26,200           2,369          2,369          1,463          (7,105)
OTHERS                                      102,268          11,596         66,456         38,294          28,746
--------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME                        286,001         112,563        175,959         81,964          65,486

                                                                                                            (KRW MN)
--------------------------------------------------------------------------------------------------------------------
                                                            2001           2001
                                            2002            (SKT)        (Merged)         Q4 02             Q3 02
--------------------------------------------------------------------------------------------------------------------
                                            304,482         150,575        271,202         77,147          78,054
INTEREST EXPENSES
LOSS ON USING EQUITY METHOD                                 177,048
R&D CONTRIBUTION                             58,555          23,000         39,183         14,680          15,575
DONATIONS                                    67,432         111,146        124,743         57,941           6,823
FX LOSS                                       1,789             783          4,823            897             694
FX TRANSLATION LOSS                           4,231          12,366         15,770            901            (935)
OTHERS                                      340,498          80,401        120,670        272,922          48,537
--------------------------------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES                      776,987         555,319        576,392        424,488         148,748

ORDINARY INCOME                           2,181,864       1,761,412      1,927,701        239,634         638,952

EXTRAORDINARY GAIN                              504              25             30
EXTRAORDINARY LOSS
--------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                       2,182,368       1,761,437      1,927,733        240,138         638,952
                                                                                                -               -
INCOME TAXES                                670,043         621,115        756,220         76,451         194,935
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                1,512,325       1,140,322      1,171,513        163,687         444,017

IV. BALANCE SHEET

                                                                                                                          (KRW MN)
                                                ----------------------------------------------------------------------------------
                                                                                                                       Dec-01
                                                  Dec-02           Sep-02          Jun-02           Mar-01            (Merged)
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CASH & MARKETABLE SECURITIES                       476,059          445,661        511,207           430,291           870,172
TRADE RECEIVABLES                                1,293,257        1,179,222      1,120,436         1,046,660         1,046,311
SHORT-TERM LOAN                                     29,623           32,960         29,883            22,790            17,988
ACCOUNTS RECEIVABLE                              1,018,236        1,167,711        760,029         1,204,752         1,106,479
ACCRUED INCOME RECEIVABLES                           4,764            9,827          7,591             5,447             3,072
INVENTORIES                                         11,317            5,406          3,649             2,823            26,220
PREPAID EXPENSES AND OTHERS                         61,136           53,225         53,278            44,766            41,141
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                             2,894,392        2,894,013      2,486,072         2,757,529         3,111,383

INVESTMENT 1)                                    2,686,086        3,490,829      3,600,805         1,820,555         1,778,637
LONG-TERM DEPOSITS 2)                              201,682           12,830         12,910            12,895             1,515
LEASEHOLD GUARANTEE DEPOSITS                       221,815          237,697        243,660           252,910           261,377
OTHERS                                             102,030           96,643         97,169           104,081           114,650
----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT ASSETS                          3,211,613        3,837,999      3,954,544         2,190,441         2,156,178

LAND                                               439,915          442,346        440,751           440,302           441,934
BUILDING & FIXTURE                                 778,833          760,527        769,585           777,246           780,213
MACHINERY AND EQUIPMENT                          2,432,552        2,233,838      2,239,683         2,289,971         2,396,319
CONSTRUCTION IN PROGRESS                           345,063          276,593        224,265           194,907           166,626
OTHERS                                             455,186          519,877        430,784           309,094           320,395
NET PP&E                                         4,451,548        4,233,181      4,105,068         4,011,519         4,105,489
INTANGIBLE & DEFERRED ASSETS                     2,390,350        2,400,366      2,438,802         2,446,556         2,482,362
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS                               6,841,898        6,633,546      6,543,870         6,458,076         6,587,851

TOTAL ASSETS                                    12,947,904       13,365,558     12,984,486        11,406,045        11,855,412

LIABILITIES & SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                 1,680,268        1,030,984        972,150           789,377           994,065
ACCRUED EXPENSES                                   469,267          473,815        423,598           390,475           293,347
SHORT-TERM BORROWING                               620,000        1,065,000      1,515,000           715,000         1,135,000
INCOME TAX PAYABLE                                 384,179          338,700        396,375           382,330           357,201
CURRENT PORTION OF LONG-TERM DEBT                  920,745          541,139        411,417           489,325           664,664
OTHERS                                             187,171          203,812        196,418           209,886           133,913
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                        4,261,630        3,653,450      3,914,957         2,976,394         3,578,190

DEPOSIT FOR FACILITIES                              46,850           48,743         47,278            48,127            56,520
LONG-TERM DEBT                                   2,913,922        3,056,702      3,070,892         2,691,594         2,695,354
ACCRUED SEVERANCE INDEMNITIES                       46,879           94,730         88,708            75,992            60,319
OTHERS                                              38,010           39,995         39,427            36,904            32,911
DEFERRED INCOME TAX CREDITS                        102,778           74,038         28,582            27,084            15,353
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                      3,148,439        3,314,207      3,274,887         2,879,701         2,860,457

TOTAL LIABILITIES                                7,410,069        6,967,657      7,189,844         5,856,095         6,438,647

CAPITAL STOCK                                       44,576           44,576         44,576            44,576            44,576

                                                                                                                          (KRW MN)
                                                ----------------------------------------------------------------------------------
                                                                                                                       Dec-01
                                                  Dec-02           Sep-02          Jun-02           Mar-01            (Merged)
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS                                  2,884,385        2,884,430      2,884,430         2,895,246         2,890,754
RETAINED EARNINGS                                4,898,146        4,734,459      4,290,442         3,829,462         3,386,458

CAPITAL ADJUSTMENTS                             (2,289,272)      (1,265,564)    (1,424,806)       (1,219,335)         (905,023)
  Treasury Stock                                (2,192,449)      (1,192,940)    (1,192,940)       (1,192,940)         (841,206)
  Loss on valuation of investment                  (99,275)         (74,657)      (233,481)          (27,592)          (64,777)
  Stock Options                                      2,452            2,034          1,616             1,198               960
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       5,537,835        6,397,901      5,794,642         5,549,950         5,416,765

1)   INVESTMENT IN AFFILIATES + INVESTMENT SECURITIES
2)   LONG-TERM DEPOSITS + LONG-TERM FINANCIAL INSTRUMENTS + INVESTMENT IN FUNDS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SK TELECOM CO., LTD.



                                            By: /s/ Sung Hae Cho
                                                --------------------------------
                                                Name:  Sung Hae Cho
                                                Title: Vice President
                                                       IR Office


Date: January 29, 2003